

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 9, 2009

Mr. Kulwant Sandher
Chief Financial Officer
Delta Oil & Gas, Inc.
2600 144 4th Ave. S.W.
Calgary, Alberta Canada T2P 3N4

> **Re: Delta Oil & Gas Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-52001**

Dear Mr. Sandher:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties

Reported Reserves, page 18

1.   We note your presentation of an amount described as the "Present value of net cash flows from proved oil and gas reserves". It is unclear if this amount is intended to represent the Standardized Measure as prescribe under GAAP in SFAS 69, or is a non-GAAP measure. Please modify your disclosure to clarify how the amount is calculated. To the extent the presentation is a non-GAAP measure, please refer to Item 10(e) of Regulation S-K and provide the required

disclosures. If the measure is intended to represent the Standardized Measure, please modify your description of the measure accordingly.

Financial Statements

Consolidated Statements of Operations, page F-3

2.   We note that you have included a line item on the face of your Statement of Operations described as "Dry well costs written off". Separately, we note that you follow the full cost method of accounting for oil and gas activities. Please explain the nature of the costs presented in this line item.

Consolidated Statement of Changes in Stockholders' Equity, page F-4

3.   Please explain the nature of the adjustment to additional paid in capital in 2008, reflected under the caption, "Registration of shares under Form S-4". Please also clarify the timing of this transaction as well as why you believe it is an appropriate reduction to additional paid in capital.

Note 4 – Natural Gas and Oil Properties, page F-11

(a) Proved Properties

4.   We note that you have recognized impairments relative to your proved oil and gas properties. Please clarify if these impairments are the result of a ceiling test write-down or some other adjustment. In this regard, we note the disclosure on page 26 that indicates you have recognized these impairments based on third party evaluations of the Company's prospects and that the costs of certain properties are highly unlikely to be recovered. Please refer to Rule 4-10(c)(4) of Regulation S-X for guidance on the limitations of capitalized costs.

(b) Unproved Properties

5.   We note your disclosure regarding your unproved properties. Expand this disclosure to indicate the anticipated timing of the inclusion of the costs in the amortization computation. Additionally, expand your tabular presentation to show, by category of cost:

        • the total costs excluded as of the most recent fiscal year; and

- the amounts of such excluded costs incurred in each of the three most recent fiscal years and, in the aggregate, for any earlier fiscal years in which the costs were incurred.

    Categories of cost to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest. See Rule 4-10(c)(7)(ii) of Regulation S-X.

Other

6.   Please explain why you have not provided the disclosures required under SFAS 69 relative to your oil and gas activities.

Certifications

Section 302 Certifications

7.   In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note the identification of the certifying individual at the beginning of your certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certifications should be modified so as not to include the individual's title. In addition, your certifications do not address the elements required concerning internal control over financial reporting. Please ensure your certifications are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Engineering Comments

Properties, page 18

Production, page 19

8.   We note that you report that your 2008 average production costs were $2.00 per Mcf. However, based on the operating costs of $222,269 reported on the Consolidated Statement of Operations and your reported production of 6,377 barrels of oil and 28,559 Mcf of natural gas, it appears that your production costs are $3.29 per Mcf equivalent of 2008 production. Please modify your disclosure or explain why there is a difference in these amounts per Mcf.

Notes to Consolidated Financials, page F-6

9. Please disclose the oil and natural gas reserve reconciliation table required by paragraph 11 of SFAS 69.

10. Please disclose the calculation of the Standardized Measure and its aggregate changes from previous periods as required by paragraphs 30 and 33 of SFAS 69.

11. Please disclose the amount of proved developed reserves at the beginning and end of each reporting period separate from your total proved reserves. Please see paragraph 10 of SFAS 69 and revise your document to include this information.

12. We note that in the Risk Factor section, you indicate that an independent reserve engineer estimated your oil and gas reserves. However, we were unable to locate disclosure in your filing where you named that engineer. Please disclose the name of the engineer or firm who estimated your oil and natural gas reserves.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant